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Aj Picard
Founder of Chad (Business Development)

Baltimore, Maryland · 500+ connections · **Contact info**

 **Clava App**

 **Goldey-Beacom College**

About

Founder of Clava, a new social messaging platform helping people discover what's around them with real-time alerts from local businesses & location-based chatrooms pinned on our map. Whenever a Clava user travels past a business throughout the day they will collect alerts from these local businesses promoting discount   ... see more

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Activity
3,238 followers

These electric scooters are going to change how we travel in cities. Can't...
Aj shared this
7 Likes

Do you think Instagram should add this feature?
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5 Likes

Thank you!
Aj replied to a comment

Let's catch up soon!
Aj replied to a comment

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Experience



Founder
Clava App
Nov 2017 – Present · 1 yr 9 mos
Baltimore, Maryland Area

Clava is a new hyper-local social media app helping people discover things to do around them. We do this by providing our users with location-based chatrooms pinned on our map and through real-time alerts from locals companies in their surrounding area.

Our chatrooms can represent users in the area looking to connect, networking events, public events/parties, bars, restaurants, etc. Offering this type of solution allows our users to connect with people in a specific location.
... See more

 **Clava - Discover what's around you.**

Sales Representative
AVolution Audio Visual Integration
Oct 2015 – Nov 2017 · 2 yrs 2 mos

   Search   

Entertainment, Hospitality, and Healthcare organizations.

Founder
GamingU App for iOS

Aug 2014 – Mar 2017 · 2 yrs 8 mos

GamingU is helping gamers around the world discover new video games to play for ANY console. Let us help U.

Download it free here: https://appsto.re/us/jj5t1.i

Basketball Camp Counselor
SOUDERTON SENIOR HIGH SCHOOL

Jun 2008 – Jun 2016 · 8 yrs 1 mo

Assisted Perry Engard Basketball Camp for 7th-9th graders. Provide Basketball coaching and basic skill sets training
Responsible for over 40 adolescent attendees

Employer
Millennium Administrators, Inc.

Jan 2010 – Aug 2015 · 5 yrs 8 mos

Client Retention Services (June, to August 2015)
Develop Marketing initiatives for the Corporate Face book programs
Assist in the prospecting mailings for ongoing marketing campaign

Show 1 more experience ⌄

Education

Goldey-Beacom College
Associate Degree

2010 – 2013

Extremely goal orientated
Driven
Excellent interpersonal skills
Accomplished Basketball athlete, played DIV 2 Men's Basketball at Goldey Beacom, 2010-2012
Achieved 1000 point scoring at Souderton Senior High School, 2010
Achieved 1000 point NCAA Career points

Cabrini College
Bachelor of Science Degree, Business Administration and Management, General

2013 – 2014

Volunteer Experience

Councelor
Souderton Area High School

Jan 2008 • 1 mo
Children

I am a volunteer as a counselor for a basketball camp at Souderton Area High School.

Skills & Endorsements

Microsoft Office · 31

Endorsed by **2 of Aj's colleagues at Millennium Administrators, Inc.**



Endorsed by **2 of Aj's colleagues at USLI**

Customer Service · 20

Mustafa Dane and 19 connections have given endorsements for this skill

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